CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2001	2000	2001	2000

Basic Earnings per Share
Net income (loss)	$(1,357,512)	$(609,267)	$(1,049,826)	$364,804

Weighted average common shares	2,624,374	2,618,998	2,624,375	2,651,637

Basic Earnings (Loss) per Share	$(0.52) =====	$(0.22) =====	$(0.40) =====	$0.15 ====

Diluted Earnings per Share
Net income (loss)	$(1,357,512)	$(609,267)	$(1,049,826)	$364,804

Weighted average common shares	2,624,374	2,618,998	2,624,375	2,651,637
Weighted average effect of assumed stock options	6,889	---	13,481	848

Total	2,631,262	2,618,998	2,637,856	2,652,485

Diluted Earnings (Loss) per share	$(0.52) ====	$(0.22) =====	$(0.40) =====	$0.15 ====